UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at NOVEMBER 14, 2012

Commission File Number: 001-31729

GREAT BASIN GOLD LTD.
(Translation of registrant's name into English)

138 West Street, Ground Floor
Sandown 2196
PO Box 78182
Sandton, South Africa 2146
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Financial Statements for the Period Ended September 30, 2012

99.2	Management's Discussion and Analysis

99.3	Certification of Interim Filings - CEO

99.4	Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Great Basin Gold Ltd.
(Registrant)

Date: November 14, 2012	By:	/s/ Lou van Vuuren
Lou van Vuuren
	Title:	Chief Financial Officer